Exhibit 12.1
EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$737.9	$622.4	$1,144.0	$511.2	$388.2
Add:
Fixed charges	26.8	24.7	24.8	18.4	12.4
Distributed income of equity investees	1.4	2.2	2.1	—	0.3
Earnings, as adjusted	$766.1	$649.3	$1,170.9	$529.6	$400.9
Fixed charges:
Interest expense	$17.5	$15.5	$15.5	$8.9	$3.9
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.7	1.7	1.7	0.9	0.5
Interest portion of rental expense (a)	7.6	7.5	7.6	8.6	8.0
Fixed charges	$26.8	$24.7	$24.8	$18.4	$12.4
Ratio of earnings to fixed charges	28.6	26.3	47.1	28.7	32.4
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(a)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.